UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NEXTERA ENTERPRISES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

65332E 10 1

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65332E 10 1

1.	Names of Reporting Persons MOUNTE LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,108,574 (1)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,108,574 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,574 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Includes an aggregate of (a) 8,810,000 shares of Class A Common Stock, (b) 3,844,200 shares of Class A Common Stock that are issuable upon conversion of 3,844,200 shares of Class B Common Stock held by the reporting persons, (c) 8,420,429 shares of Class A Common Stock that are issuable upon conversion of 55,398 shares of Series A Cumulative Convertible Preferred Stock held by the reporting persons and (d) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder.  The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.  On June 15, 2007, Nextera issued the Class A Common Stock Purchase Warrant to Mounte LLC (“Mounte”) pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among Nextera, Mounte, Jocott Enterprises, Inc. and Woodridge Labs, Inc.

(2)  Based on (a) 38,692,851 shares of Class A Common Stock and (b) 3,844,200 shares of Class B Common Stock of Nextera Enterprises, Inc. outstanding as of November 7, 2007, as reported by Nextera Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  Also based on (a) 55,398 shares of Series A Cumulative Convertible Preferred Stock outstanding and (b) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder, as reported by Mounte in its Form 4 filed with the SEC on June 20, 2007.

CUSIP No. 65332E 10 1

1.	Names of Reporting Persons ET HOLDINGS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,108,574 (1)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,108,574 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,574 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7%(2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Includes an aggregate of (a) 8,810,000 shares of Class A Common Stock, (b) 3,844,200 shares of Class A Common Stock that are issuable upon conversion of 3,844,200 shares of Class B Common Stock held by the reporting persons, (c) 8,420,429 shares of Class A Common Stock that are issuable upon conversion of 55,398 shares of Series A Cumulative Convertible Preferred Stock held by the reporting persons and (d) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder.  The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.  On June 15, 2007, Nextera issued the Class A Common Stock Purchase Warrant to Mounte LLC (“Mounte”) pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among Nextera, Mounte, Jocott Enterprises, Inc. and Woodridge Labs, Inc.

(2)  Based on (a) 38,692,851 shares of Class A Common Stock and (b) 3,844,200 shares of Class B Common Stock of Nextera Enterprises, Inc. outstanding as of November 7, 2007, as reported by Nextera Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  Also based on (a) 55,398 shares of Series A Cumulative Convertible Preferred Stock outstanding and (b) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder, as reported by Mounte in its Form 4 filed with the SEC on June 20, 2007.

CUSIP No. 65332E 10 1

1.	Names of Reporting Persons HAMPSTEAD ASSOCIATES, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,108,574 (1)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,108,574 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,574 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Includes an aggregate of (a) 8,810,000 shares of Class A Common Stock, (b) 3,844,200 shares of Class A Common Stock that are issuable upon conversion of 3,844,200 shares of Class B Common Stock held by the reporting persons, (c) 8,420,429 shares of Class A Common Stock that are issuable upon conversion of 55,398 shares of Series A Cumulative Convertible Preferred Stock held by the reporting persons and (d) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder.  The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.  On June 15, 2007, Nextera issued the Class A Common Stock Purchase Warrant to Mounte LLC (“Mounte”) pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among Nextera, Mounte, Jocott Enterprises, Inc. and Woodridge Labs, Inc.

(2)  Based on (a) 38,692,851 shares of Class A Common Stock and (b) 3,844,200 shares of Class B Common Stock of Nextera Enterprises, Inc. outstanding as of November 7, 2007, as reported by Nextera Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  Also based on (a) 55,398 shares of Series A Cumulative Convertible Preferred Stock outstanding and (b) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder, as reported by Mounte in its Form 4 filed with the SEC on June 20, 2007.

CUSIP No. 65332E 10 1

1.	Names of Reporting Persons RIDGEVIEW ASSOCIATES LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,108,574 (1)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,108,574 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,574 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7%(2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Includes an aggregate of (a) 8,810,000 shares of Class A Common Stock, (b) 3,844,200 shares of Class A Common Stock that are issuable upon conversion of 3,844,200 shares of Class B Common Stock held by the reporting persons, (c) 8,420,429 shares of Class A Common Stock that are issuable upon conversion of 55,398 shares of Series A Cumulative Convertible Preferred Stock held by the reporting persons and (d) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder.  The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.  On June 15, 2007, Nextera issued the Class A Common Stock Purchase Warrant to Mounte LLC (“Mounte”) pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among Nextera, Mounte, Jocott Enterprises, Inc. and Woodridge Labs, Inc.

(2)  Based on (a) 38,692,851 shares of Class A Common Stock and (b) 3,844,200 shares of Class B Common Stock of Nextera Enterprises, Inc. outstanding as of November 7, 2007, as reported by Nextera Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  Also based on (a) 55,398 shares of Series A Cumulative Convertible Preferred Stock outstanding and (b) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder, as reported by Mounte in its Form 4 filed with the SEC on June 20, 2007.

CUSIP No. 65332E 10 1

1.	Names of Reporting Persons MOLLUSK HOLDINGS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,108,574 (1)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,108,574 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,574 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Includes an aggregate of (a) 8,810,000 shares of Class A Common Stock, (b) 3,844,200 shares of Class A Common Stock that are issuable upon conversion of 3,844,200 shares of Class B Common Stock held by the reporting persons, (c) 8,420,429 shares of Class A Common Stock that are issuable upon conversion of 55,398 shares of Series A Cumulative Convertible Preferred Stock held by the reporting persons and (d) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder.  The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.  On June 15, 2007, Nextera issued the Class A Common Stock Purchase Warrant to Mounte LLC (“Mounte”) pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among Nextera, Mounte, Jocott Enterprises, Inc. and Woodridge Labs, Inc.

(2)  Based on (a) 38,692,851 shares of Class A Common Stock and (b) 3,844,200 shares of Class B Common Stock of Nextera Enterprises, Inc. outstanding as of November 7, 2007, as reported by Nextera Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  Also based on (a) 55,398 shares of Series A Cumulative Convertible Preferred Stock outstanding and (b) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder, as reported by Mounte in its Form 4 filed with the SEC on June 20, 2007.

CUSIP No. 65332E 10 1

1.	Names of Reporting Persons CEPHALOPOD CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,108,574 (1)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,108,574 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,574 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)  Includes an aggregate of (a) 8,810,000 shares of Class A Common Stock, (b) 3,844,200 shares of Class A Common Stock that are issuable upon conversion of 3,844,200 shares of Class B Common Stock held by the reporting persons, (c) 8,420,429 shares of Class A Common Stock that are issuable upon conversion of 55,398 shares of Series A Cumulative Convertible Preferred Stock held by the reporting persons and (d) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder.  The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.  On June 15, 2007, Nextera issued the Class A Common Stock Purchase Warrant to Mounte LLC (“Mounte”) pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among Nextera, Mounte, Jocott Enterprises, Inc. and Woodridge Labs, Inc.

(2)  Based on (a) 38,692,851 shares of Class A Common Stock and (b) 3,844,200 shares of Class B Common Stock of Nextera Enterprises, Inc. outstanding as of November 7, 2007, as reported by Nextera Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  Also based on (a) 55,398 shares of Series A Cumulative Convertible Preferred Stock outstanding and (b) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder, as reported by Mounte in its Form 4 filed with the SEC on June 20, 2007.

CUSIP No. 65332E 10 1

1.	Names of Reporting Persons LAWRENCE INVESTMENTS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,108,574 (1)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,108,574 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,574 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Includes an aggregate of (a) 8,810,000 shares of Class A Common Stock, (b) 3,844,200 shares of Class A Common Stock that are issuable upon conversion of 3,844,200 shares of Class B Common Stock held by the reporting persons, (c) 8,420,429 shares of Class A Common Stock that are issuable upon conversion of 55,398 shares of Series A Cumulative Convertible Preferred Stock held by the reporting persons and (d) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder.  The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.  On June 15, 2007, Nextera issued the Class A Common Stock Purchase Warrant to Mounte LLC (“Mounte”) pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among Nextera, Mounte, Jocott Enterprises, Inc. and Woodridge Labs, Inc.

(2)  Based on (a) 38,692,851 shares of Class A Common Stock and (b) 3,844,200 shares of Class B Common Stock of Nextera Enterprises, Inc. outstanding as of November 7, 2007, as reported by Nextera Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  Also based on (a) 55,398 shares of Series A Cumulative Convertible Preferred Stock outstanding and (b) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder, as reported by Mounte in its Form 4 filed with the SEC on June 20, 2007.

CUSIP No. 65332E 10 1

1.	Names of Reporting Persons LAWRENCE J. ELLISON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,108,574 (1)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,108,574 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,574 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes an aggregate of (a) 8,810,000 shares of Class A Common Stock, (b) 3,844,200 shares of Class A Common Stock that are issuable upon conversion of 3,844,200 shares of Class B Common Stock held by the reporting persons, (c) 8,420,429 shares of Class A Common Stock that are issuable upon conversion of 55,398 shares of Series A Cumulative Convertible Preferred Stock held by the reporting persons and (d) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder.  The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.  On June 15, 2007, Nextera issued the Class A Common Stock Purchase Warrant to Mounte LLC (“Mounte”) pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among Nextera, Mounte, Jocott Enterprises, Inc. and Woodridge Labs, Inc.

(2)  Based on (a) 38,692,851 shares of Class A Common Stock and (b) 3,844,200 shares of Class B Common Stock of Nextera Enterprises, Inc. outstanding as of November 7, 2007, as reported by Nextera Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  Also based on (a) 55,398 shares of Series A Cumulative Convertible Preferred Stock outstanding and (b) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder, as reported by Mounte in its Form 4 filed with the SEC on June 20, 2007.

CUSIP No. 65332E 10 1

1.	Names of Reporting Persons MICHAEL R. MILKEN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,108,574 (1)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,108,574 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,574 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes an aggregate of (a) 8,810,000 shares of Class A Common Stock, (b) 3,844,200 shares of Class A Common Stock that are issuable upon conversion of 3,844,200 shares of Class B Common Stock held by the reporting persons, (c) 8,420,429 shares of Class A Common Stock that are issuable upon conversion of 55,398 shares of Series A Cumulative Convertible Preferred Stock held by the reporting persons and (d) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder.  The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.  On June 15, 2007, Nextera issued the Class A Common Stock Purchase Warrant to Mounte LLC (“Mounte”) pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among Nextera, Mounte, Jocott Enterprises, Inc. and Woodridge Labs, Inc.

(2)  Based on (a) 38,692,851 shares of Class A Common Stock and (b) 3,844,200 shares of Class B Common Stock of Nextera Enterprises, Inc. outstanding as of November 7, 2007, as reported by Nextera Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  Also based on (a) 55,398 shares of Series A Cumulative Convertible Preferred Stock outstanding and (b) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder, as reported by Mounte in its Form 4 filed with the SEC on June 20, 2007.

CUSIP No. 65332E 10 1

1.	Names of Reporting Persons LOWELL J. MILKEN

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 24,108,574 (1)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 24,108,574 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,574 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.7% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes an aggregate of (a) 8,810,000 shares of Class A Common Stock, (b) 3,844,200 shares of Class A Common Stock that are issuable upon conversion of 3,844,200 shares of Class B Common Stock held by the reporting persons, (c) 8,420,429 shares of Class A Common Stock that are issuable upon conversion of 55,398 shares of Series A Cumulative Convertible Preferred Stock held by the reporting persons and (d) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder.  The warrant has a ten-year term and has customary piggyback registration rights and anti-dilution rights with respect to specified events.  On June 15, 2007, Nextera issued the Class A Common Stock Purchase Warrant to Mounte LLC (“Mounte”) pursuant to the terms of a Funding Agreement entered into as of April 16, 2007 by and among Nextera, Mounte, Jocott Enterprises, Inc. and Woodridge Labs, Inc.

(2)  Based on (a) 38,692,851 shares of Class A Common Stock and (b) 3,844,200 shares of Class B Common Stock of Nextera Enterprises, Inc. outstanding as of November 7, 2007, as reported by Nextera Enterprises, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.  Also based on (a) 55,398 shares of Series A Cumulative Convertible Preferred Stock outstanding and (b) 3,033,945 shares of Class A Common Stock that are issuable upon exercise of a Class A Common Stock Purchase Warrant at a price of $0.50 per share, exercisable at any time at the option of the holder, as reported by Mounte in its Form 4 filed with the SEC on June 20, 2007.

Item 1.
	(a)	Name of Issuer Nextera Enterprises, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 14320 Arminta Street Panorama City, CA 91402

Item 2.
	(a)	Name of Person Filing See Attachment A
	(b)	Address of Principal Business Office or, if none, Residence See Attachment A
	(c)	Citizenship See Attachment A
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 65332E 10 1.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 24,108,574 shares of Class A Common Stock.
(b) Percent of class: 44.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote 24,108,574
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of 24,108,574

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Attachment A

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mounte LLC,
a Delaware limited liability company

/s/ Stanley E. Maron
By:	Stanley E. Maron
Its:	Secretary
February 14, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ET Holdings, L.L.C.,
a Delaware limited liability company

/s/ Michael R. Milken
By:	Michael R. Milken
Its:	Manager
February 14, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hampstead Associates, L.L.C.,
a Delaware limited liability company

By:	Ridgeview Associates LLC,
a California limited liability company
Its:	Manager

/s/ Michael R. Milken
	By:	Michael R. Milken
	Its:	Manager
February 14, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mollusk Holdings, LLC,
a California limited liability company

By:	Cephalopod Corporation, a California corporation
Its:	Manager

/s/ Philip B. Simon
	By:	Philip B. Simon
	Its:	President
February 14, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cephalopod Corporation,
a California corporation

/s/ Philip B. Simon
By:	Philip B. Simon
Its:	President
February 14, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lawrence Investments, LLC,
a California limited liability company

/s/ Philip B. Simon
By:	Philip B. Simon
Its:	Member/Manager
February 14, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ridgeview Associates LLC
a California limited liability company

/s/ Michael R. Milken
By:	Michael R. Milken
Its:	Manager
February 14, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lawrence J. Ellison
Lawrence J. Ellison, an individual,
by Philip B. Simon, his Attorney in Fact*
February 14, 2008

* PURSUANT TO A POWER OF ATTORNEY FILED AS AN EXHIBIT TO THE SCHEDULE 13G FILED
BY THE REPORTING PERSONS ON FEBRUARY 14, 2000 WITH THE SECURITIES AND EXCHANGE
COMMISSION, WHICH POWER OF ATTORNEY IS INCORPORATED BY REFERENCE HEREIN.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael R. Milken
Michael R. Milken, an individual
February 14, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lowell J. Milken
Lowell J. Milken, an individual
February 14, 2008

Attachment A

This Amendment No. 3 to Form 13G is being filed by Mounte LLC, a Delaware limited liability company, ET Holdings, L.L.C., a Delaware limited liability company, Hampstead Associates, L.L.C., a Delaware limited liability company, Mollusk Holdings, LLC, a California limited liability company ("Mollusk"), Cephalopod Corporation, a California corporation ("Cephalopod"), Lawrence Investments, LLC, a California limited liability company ("Lawrence"), Ridgeview Associates LLC, a California limited liability company, Lawrence J. Ellison, an individual and U.S. citizen ("Ellison"), Michael R. Milken, an individual and U.S. citizen, and Lowell J. Milken, an individual and U.S. citizen (collectively, the "Reporting Persons").  Except as otherwise indicated, the address of the Reporting Persons is 1250 Fourth Street, Santa Monica, California 90401.  The address of Mollusk is c/o Andrew L. Dudnick, 351 California Street, 15th Floor, San Francisco, CA 94104.  The address of Cephalopod and Ellison is c/o Carolyn Balkenhol, Oracle Corporation, 500 Oracle Parkway, Redwood Shores, CA 94065.  The address of Lawrence is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.